

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2010

Joshua Kazam
Chief Executive Officer
Nile Therapeutics, Inc.
4 West 4th Ave. Suite 400
San Mateo, California 94402

  Re: Nile Therapeutics, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 3, 2010
    File No. 001-34058

Dear Mr. Kazam:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Joel Parker
        Accounting Branch Chief